Joseph A. Herz

212-801-6926

herzj@gtlaw.com

September 14, 2016

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tom Kluck, Legal Branch Chief Office of Real Estate and Commodities

Re:	Rodin Global Property Trust, Inc. Amended Confidential Draft Registration Statement on Form S-11 Submitted July 19, 2016 CIK No. 0001664780

Dear Mr. Kluck:

On behalf of Rodin Global Property Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for submission to the Securities and Exchange Commission (the “Commission”) via EDGAR, a revised draft submission (the “Third Amended Submission”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on February 18, 2016 on Form S-11 (the “Registration Statement”).

The Third Amended Submission includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Michael Lehrman of the Company, dated August 5, 2016 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of the Third Amended Submission, which have been marked to indicate the location of changes from the second amended draft Registration Statement submitted to the Commission on July 19, 2016, together with four copies of this response letter as submitted to the Commission.

General

1.

We note your response to comment 5 in our letter dated March 16, 2016. Please provide us support for the following features of your share repurchase program: the establishment of the share repurchase price based on a holder’s account statement; the

Tom Kluck, Esq.

September 14, 2016

restriction of the price based on a public offering price for an ongoing offer; the requirement to submit a repurchase request at least five business days prior to the end of a month; and, your ability to repurchase shares from holders who would hold fewer shares than the minimum purchase requirements as a result of an existing repurchase request. Also, please revise your disclosure to clarify the availability of withdrawal rights and any deadline to exercise such rights. Finally, we also note a reference to a holding period in your disclosure: please tell us, with a view toward revised disclosure, the basis for imposing such a period and your legal analysis for waiving such a holding period in certain described circumstances.

Response:

The Company advises the Staff that it believes that the features of its proposed share repurchase program (the “Repurchase Program”) are consistent with the relief granted by the Commission in prior no action letters or are necessary for the orderly administration of the Repurchase Program. The Company notes that its Repurchase Program no longer establishes the share repurchase price based on a holder’s account statement. Instead, the shares will be repurchased at a price equal to, or at a discount from, the net asset value per share of the share class being repurchased. This feature of the Company’s Repurchase Program is consistent with the relief granted by the Commission in numerous no-action letters for issuers with a similar feature, including Paladin Realty Income Properties, Inc. (Letter dated October 14, 2004) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 9, 2003). Although the Repurchase Program requires stockholders to submit their repurchase requests (or to make any withdrawals of previously submitted repurchase requests) at least five business days before the last business day of each quarter, this feature is solely included in the Repurchase Program for the administrative purpose of providing a sufficient but finite window in which to identify and process repurchases. Moreover, the Company does not believe that this element of the Repurchase Program subjects stockholders to pressure to sell or lends itself to the fraudulent, deceptive or manipulative acts of the type Rule 13e-4 under the Securities Exchange Act of 1934, as amended, was intended to prevent. The Company has added disclosure in the section titled “Prospectus Summary—Share Repurchase Program” on pages 23-24 of the Third Amended Submission to clarify the availability of withdrawal rights and any deadline to exercise such rights. This disclosure previously appeared in the Registration Statement in the section titled “Description of Shares—Share Repurchase Program” (see page 163 of the Third Amended Submission).

The special repurchase terms applicable upon the death or qualifying disability of a stockholder would only be available to a small number of stockholders and is intended to provide liquidity to stockholders and their families in situations that warrant the availability of this feature of the Repurchase Program. Furthermore, because this provision of the Repurchase Program applies in the limited situations where purchasers in the primary offering die or become disabled, the favorable terms upon death or qualifying disability should not have a manipulative effect on the prices of the Company’s shares. With regard to the one-year holding period under the Repurchase Program, the Company believes that the potential for any manipulation of the prices of the Company’s shares of common stock will be further reduced by this requirement. In addition, the one-year holding period under the Repurchase Program and the ability of the

Tom Kluck, Esq.

September 14, 2016

Company to waive the holding period in certain limited circumstances (i.e., death or disability) are consistent with the prior no-action relief granted by the Staff of the Commission in REITPlus, Inc. (Letter dated October 9, 2007), Cole Credit Property Trust II, Inc. (Letter dated April 11, 2007) , NNN Healthcare/Office REIT, Inc. (Letter dated August 24, 2006) and Behringer Harvard Opportunity REIT I, Inc. (Letter dated October 5, 2005).

2.	We note your response to comment 3. We also note that you highlight CCRE’s business in the summary and when discussing Cantor’s prior experience, however, this disclosure is limited to only a discrete subset of information. Please revise to disclose if CCRE has experienced any material adverse business developments or conditions and to ensure that the information presented about Cantor’s past experience and performance is balanced.

Response:

The Company does not believe that CCRE has experienced any material adverse business developments or conditions that are unique to CCRE relative to other firms in the CMBS and Agency MBS industries. However in 2015 and 2016, due primarily to challenging industry conditions, CCRE’s CMBS securitization performance was below historical levels, although CCRE has realized increased performance from its agency MBS securitizations.

The Company also notes to the Staff that, in order to present information about CCRE in a more balanced manner, it reduced the extent to which CCRE is highlighted in the section titled “Prospectus Summary” of the Third Amended Submission.

Accordingly, the Company believes that no additional disclosure is required with respect to CCRE.

Prospectus Summary

Compensation to Our Advisor and its Affiliates

Special Units – Rodin Global Access Property Trust OP Holdings, LLC, page 21

3.	We note your response to comment 5. Please provide examples of how an individual stockholder may receive more or less than the 6.0% cumulative, non-compounded annual pre-tax return on their net contributions prior to the commencement of distributions to the holder of the special units.

Response:

The Company notes that individual stockholders may purchase shares at different prices due the fact that, after establishing a net asset value per share, the offering price of the shares of our common stock will be adjusted on a quarterly basis to reflect changes in our most recently calculated estimated net asset value. The amount of distributions paid to shareholders prior to the commencement of distributions to the holder of the special units is based on the aggregate amount of proceeds and the aggregate amount of distributions instead of the amount of proceeds from and distributions to each individual stockholder. As such, an individual stockholder that purchased the Company’s shares at a weighted-average offering price above the average aggregate offering price for the offering will

Tom Kluck, Esq.

September 14, 2016

receive less than the 6.0% cumulative, non-compounded annual pre-tax return prior to the commencement of distributions to the holder of the special units. Alternatively, an individual stockholder that purchased our shares at a weighted-average offering price below the average aggregate offering price for the offering will receive more than the 6.0% cumulative, non-compounded annual pre-tax return prior to the commencement of distributions to the holder of the special units.

Hypothetical Example

Investor 1: During Q1 of year 1 (prior to establishing NAV), Investor 1 purchases Class A Shares at a purchase price of $26.32 per share.

NAV is established in the second quarter of year 1 at $26.32 per share.

Investor 2: During Q2 of year 1 (after NAV is established), Investor 2 purchases Class A Shares at a purchase price of $27.70 per share (NAV plus applicable underwriters compensation less sponsor support).

NAV increased to $27.55 by the end of year 3, at which time the fund is liquidated at NAV.

Returns: Assuming no other investors in the Company, annualized distributions of $1.58 per share (6% of $26.32; paid monthly) and a liquidation value of $27.55 per share, at the time the REIT generated a cumulative, non-compounded annual pre-tax return of 6.0%, triggering the commencement of distributions to the holders of the special units, Investor 1 would have received a cumulative, non-compounded annual pre-tax return of approximately 6.3% and Investor 2 would have received a cumulative, non-compounded annual pre-tax return of approximately 5.7%.

The Company further notes that there are additional factors that may affect a stockholder’s overall return, including the potential variability of the rate of distributions for investors during the period prior to the commencement of any distributions to the holder of the special units depending on at what point during the offering investors purchase their shares of the Company’s common stock.

4.	We note your response to comment 6. Please revise your disclosure to clarify if the “6% return on their shares of common stock” is calculated in the same manner as the “6.0% cumulative, non-compounded annual pre-tax return on invested capital.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 87 of the Third Amended Submission to clarify that the 6% return on the stockholders’ shares of common stock is calculated in the same manner as the 6.0% cumulative, non-compounded annual pre-tax return on invested capital.

Tom Kluck, Esq.

September 14, 2016

Management

Executive Officers and Directors, page 78

5.	Please provide the disclosure required by Item 401 of Regulation S-K for the executive officers of Cantor Global Property Advisors, LLC.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 71-72 and 76 of the Third Amended Submission to provide the information required by Item 401 of Regulation S-K for the executive officers of the Company’s advisor.

Management Compensation

Special Units – Rodin Global Access Property Trust OP Holdings, LLC, page 96

6.	Please clarify footnote 10 to confirm, if true, that Rodin Global Access Property Trust OP Holdings, LLC will not be entitled to 15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 6% return on their shares of common stock if the advisory agreement is terminated for “cause.”

Response:

In response to the Staff’s comment, the Company has revised footnote 9 in the section titled “Management Compensation” on page 89 of the Third Amended Submission to clarify that the holder of the special units will not be entitled to 15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 6% return on their shares of common stock if the advisory agreement is terminated for “cause.”

***

Tom Kluck, Esq.

September 14, 2016

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Kim McManus, Esq.
Bryan Hough, Esq.
Mr. Jorge L. Bonilla
Ms. Shannon Sobotka
Mr. Michael Lehrman, Rodin Global Property Trust, Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP